UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ____)*

                        CENTURION MINES CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   156422 10 7
                                 (CUSIP Number)


   RANDY SUTHERLAND, 331 SOUTH RIO GRANDE, #201, SALT LAKE CITY, UTAH 84101-1121
                                  801-534-1120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               SEPTEMBER 22, 1988
             (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)
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CUSIP NO.156422 10 7                                          PAGE 2 OF 5 PAGES


                                  SCHEDULE 13D

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               SPENST HANSEN

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

   3      SEC USE ONLY


   4      SOURCE OF FUNDS*
               PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.


   NUMBER OF        7    SOLE VOTING POWER (As of September 22, 1988.)
   SHARES                     4,193,348 WITH A RIGHT TO ACQUIRE AN ADDITIONAL
   BENEFICIALLY               40,000 SHARES.
   OWNED BY
   EACH             8    SHARED VOTING POWER (As of September 22, 1988.)
   REPORTING                  -0-
   PERSON
   WITH             9    SOLE DISPOSITIVE POWER (As of September 22, 1988.)
                              4,193,348 WITH A RIGHT TO ACQUIRE AN ADDITIONAL
                              40,000 SHARES.

                   10    SHARED DISPOSITIVE POWER (As of September 22, 1988.)
                              -0-


  11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING
          PERSON (As of September 22, 1988):
               4,193,348 WITH A RIGHT TO ACQUIRE AN ADDITIONAL 40,000 SHARES.

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          (As of September 22, 1988):
               35.9 % (36.1% IF ADDITIONAL 40,000 SHARES ARE ACQUIRED)

  14      TYPE OF REPORTING PERSON*
               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO.156422 10 7                                          PAGE 3 OF 5 PAGES

ITEM. 1  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock of Centurion Mines Corporation (the "Issuer"). Its principal executive offices are located at 331 So. Rio Grande, Suite 201, Salt Lake City, Utah.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) NAME         Spenst Hansen,  a natural person.

(b) BUSINESS     331 So. Rio Grande, Suite 201, Salt Lake City, Utah.
    ADDRESS

(c) PRINCIPAL    As of September 22, 1988: Vice President, Treasurer and
    OCCUPATION   Director of Centurion Mines Corporation, 331 So. Rio Grande,
                 Suite 201, Salt Lake City, Utah.

(d) CONVICTIONS  Spenst  Hansen  has  not,  during  the  past  five  years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) CIVIL        Spenst  Hansen  has  not,  during  the  past  five  years, been
    PROCEEDINGS  a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP  Spenst Hansen is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Hansen's ownership of these equity securities came about before the Issuer became a fully reporting public company. In 1984, Mr. Hansen held a 50 percent interest in the Tintic Joint Venture, a Utah limited partnership that had spent approximately $1,445,000 to acquire, explore and develop mining properties consisting of five Utah State mineral leases, six federal prospecting permits and 595 mining claims in the Tintic mining district of Utah (USA). Mr. Hansen acquired his 50 percent interest in the joint venture as follows: 41 percent, from his contribution of services as managing operator of the joint venture and his contribution of knowledge of the district's and properties' geology; and 9 percent, from the payment of $25,000 in cash and the grant of a 2 percent royalty to the other participants in the joint venture. In 1984, the Tintic Joint Venture granted a 50 percent ownership interest in its mineral properties to, and reorganized with, Diamond Bullion Corporation, a private, closely-held Utah corporation, in exchange for 4,000,000 shares of Diamond Bullion common stock, approximately half of which corresponded to Mr. Hansen's 50 percent ownership interest in the Tintic Joint Venture.

Subsequently, in October 1984, Diamond Bullion sold all of its assets, which consisted almost entirely of its 50 percent interest in the Tintic Joint Venture properties to, and was reorganized with, the Issuer's predecessor, Winston Research, Inc., in exchange for the equivalent of approximately 6,795,000 shares of the Issuer's common stock, As a result of this reorganization, Mr. Hansen gained control of approximately 3,396,000 shares of the Issuer's common stock.

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CUSIP NO.156422 10 7                                         PAGE 4 OF 5 PAGES

Between October 1984 and September 1988, Mr. Hansen acquired approximately 800,000 additional shares of the Issuer's common stock through the exercise of options to purchase restricted stock, as consideration for loans made to the Company, as a result of significant reimbursements for moneys expended by Mr. Hansen, and as compensation for his services as an officer, director and key employee of the Company. These grants of restricted common stock were made on a discounted basis of from 15 to 25 percent below the market price on the grant date. Pursuant to Rule 144, all such grants of stock were restricted and subject to applicable holding periods.


ITEM 4.  PURPOSE OF TRANSACTION.

(a) Mr. Hansen holds these shares of the Issuer for investment purposes and does not plan to transfer or sell the shares, except as may be necessary. These shares, as explained above in Item 3, were acquired primarily in exchange for his equity position in entities that reorganized with the Issuer. Mr. Hansen was a control person in each of those other entities, and consequently acquired a controlling position in the Issuer's equity securities as a result of the reorganizations.

Other than as described above, Mr. Hansen does not hold these shares with any present plan or proposal that relates to or would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or divided policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a stock exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)      any action similar to any of those enumerated above.

Nevertheless, Mr. Hansen will continue to review his investment in the Issuer and reserves the right to modify his intentions with respect to any or all of such matters.


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CUSIP NO.156422 10 7                                         PAGE 5 OF 5 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of September 22, 1988, Mr. Hansen owned beneficially and of record 4,193,348 shares of common stock, representing 35.9% of the shares issued and outstanding. As of September 22, 1988, Mr. Hansen had the right to purchase an additional 40,000 shares, which would increase his share ownership to 4,233,348 shares or 36.1%.

         As of September 22, 1988, Mr. Hansen owned the Issuer's common stock as follows:

(b)      Mr. Hansen has the sole power to vote and to dispose of the shares.

(c) During the sixty days preceding September 22, 1988, Mr. Hansen did not sell any shares of the common stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Hansen's shares of common stock.

(e) Mr. Hansen continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As a director of the Issuer, Mr. Hansen is entitled to receive as of September 22, 1988, a semi-annual grant of options to purchase up to 10,000 shares of the Issuer's common stock at a discount of less than 33-1/3 percent from the market price.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         NONE.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SPENST HANSEN

Date: March 31, 1997               /s/ Spenst Hansen

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